SOLAR AMERICA CORP.
1135 HODGES STREET
LAKE CHARLES, LOUISIANA 70601

December 30, 2011

Pamela Long
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	Solar America Corp. Registration Statement on Form S-1 Filed June 27, 2011 File No.333-175148

Dear Ms. Long:

By letter dated July 22, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Solar America Corp. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1, originally filed on June 27, 2011 (the “Form S-1”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

General

1.      If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply.  In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger or other business combination.

RESPONSE: Section (a)(2) of Rule 419 of Regulation C of the Securities Act of 1933, as amended, defines a blank check company as a company that is (i) a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.  While the Company is issuing penny stock, the Company is not a blank check company for the following reasons:

(1)
Business Plan – We have a very specific business plan and bona fide operations.  Our revised disclosure in the amended Form S-1 includes a more detailed explanation of the Company’s current business.  Further, there is no indication in our business plan that we have intentions to engage in a merger or acquisition with an unidentified company.

(2)	Prospectus Cover – We have amended the prospectus cover to prominently display the fact that the Company is not a blank check company.

(3)	Operations – To date, the Company has taken substantive steps towards implementing its business plan, including:

•	Arranged in excess of $500,000 in debt financing to implement the business plan;

•	Acquired subsidiary (Solar N’ Stuff) currently providing services and solutions directly related to the business plan;

•	Through the management of the subsidiary operations on a day-to-day basis the Company has developed the internal knowledge and expertise required to fully implement the business plan; and

•	Generating consistent revenue through its product/service offerings.

2.      Please note that we may have comments on the legal opinion once you file it and we will need adequate time to review it before we will entertain a request to accelerate the effectiveness of the registration statement.

RESPONSE: The Company’s legal counsel has included its legal opinion as Exhibit 5.1 to the Company’s amended Form S-1.

Front Page

3.      Please delete the language “If delivery of the prospectus is expected to be made...”  The registration statement should conform to the current Form S-1 instructions.

RESPONSE: The Company has amended the Form S-1 to remove the above referenced language from front page of the Form S-1 in accordance with the current instructions to Form S-1.

4.      Please revise to provide information pursuant to Item 501 (b)(8)(iii) of Regulation S-K.  If you have not made any arrangements to place the funds in an escrow, trust, or similar account, state this clearly as well as the fact that the company, its officers and directors will immediately have access to investor funds.

RESPONSE:  The Company has not made arrangements to place the funds received from investors into an escrow or trust account.  The Company has revised the Form S-1 to include the disclosure required by Item 501(b)(8)(iii) of Regulation S-K.

Table of Contents

5.      Please remove “Part II” from the table of contents.

RESPONSE: The Company has removed the line containing “Part II” from the table of contents.

Summary Financial Information, page 4

6.      In a similar manner to your statements of operations, please put parentheses around your loss from operations amounts.

RESPONSE: We have amended the Summary Financial Information section of the Form S-1 to properly identify our loss from operations amounts.

Risk Factors, page 5

7.      Please add risk factor disclosure regarding the risks of not holding the proceeds of your offering in escrow or other similar arrangement, given that there is no minimum offering amount, as well as the risks associated with your ability to immediately use offering proceeds.

RESPONSE: The Company has included risk factor disclosure regarding the risks of not holding the proceeds in an escrow account given the fact that there is no minimum offering amount, including the risk associated with the Company’s ability to immediately use the offering proceeds.

Key Management Personnel, page 8

8.      Please explain with greater specificity why the loss of your CEO would result in harm to you.

RESPONSE: As Mr. Barrilleaux is currently the Company’s sole full-time employee and only employee with knowledge of the industry within which the Company operates, the Company would be harmed were he to depart the Company.  Additionally, Mr. Barrilleaux has managed the Company’s subsidiary operations on a day-to-day basis since the date of the acquisition of Solar N’ Stuff (“Solar N’ Stuff).  The Company has amended the language contained in this risk factor in the Form S-1 to explain this point with greater specificity.

Plan of Distribution, page 18

9.      Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering.  For instance, will the responsible individual solicit investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares?  Provide us supplementally with copies of any materials that they intend to use in this regard.

RESPONSE: The Company has amended the Plan of Distribution section to provide greater detail about the manner in which the securities being registered will be offered and how investors will learn about the offering.  There are no supplemental or additional materials that the Company intends to use other than the prospectus.

10.      Please clarify in this section and the cover page that investor funds will be immediately available to you and not returned under any circumstances during or after the offering.

RESPONSE: The Company has identified in the Plan of Distribution section and on the cover page that the investor funds received in the offering will be immediately available for use by the Company and not returned under any circumstances either during or after the offering.

11.      Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

RESPONSE:  We have amended the Form S-1 to disclose that the person offering the securities on the Company’s behalf may be deemed an underwriter as that term is defined in Section 2(11) of the Securities Act.

Outside Back Cover Page

12.      Please provide the dealer prospectus delivery obligation information pursuant to Item 502(b) of Regulation S-K on the outside back cover page of the prospectus.

RESPONSE: The Company has amended the outside back cover page of the prospectus included in the amended Form S-1 to include the dealer prospectus delivery obligation information pursuant to Item 502(b) of Regulation S-K.

Interests of Named Experts and Counsel, page 20

13.      Please disclose the address of counsel who passed on the legality of the shares being issued.  Refer to paragraph 23 of Schedule A of the Securities Act.

RESPONSE: Our counsel, Lucosky Brookman LLP, passed on the legality of the shares being registered.  We have amended the Form S-1 to disclose the firm’s address in accordance with paragraph 23 of Schedule A of the Securities Act of 1933, as amended.

14.      Please revise to remove the reference to the “Selling Stockholders.”

RESPONSE: The Company has removed the reference to “Selling Stockholders” in the Interests of Names Experts and Counsel section.

Description of Business, page 20

15.      Please disclose more information about Solar N Stuff’s business history and current operations.

RESPONSE: The Company has updated its disclosure to include additional information about Solar N' Stuff’s business history and current operations.

16.      We note the description of Mr. Barrilleaux’s work experience with concrete products on page 30 but no information about his experience in the alternative energy systems integration area.  In light of this disclosure, please explain the statement that you are an established alternative energy system integrator with the requisite technical background, experience, and other capabilities necessary to design and install RPP Systems.  Include risk factor disclosure related to your experience in the industry.

RESPONSE: Through the acquisition of Solar N' Stuff, the Company acquired the knowledge and expertise necessary to fully implement the Company’s business plan, including the design and installation of the RPP systems.  While Mr. Barrilleaux’s previous experience did not include the alternative energy systems integration area, his recent experience as to the day-to-day management of Solar N' Stuff since the date of acquisition has provided him with substantial experience in this area, including; marketing, sales, installation and post-installation service.  We believe that Mr. Barrilleaux’s recent experience will be critical in fully implementing the Company’s business plan.  Although we believe Mr. Barrilleaux’s acquired experience is notable, we have amended the Form S-1 to include risk factor disclosure related to our management team’s experience.

Competition and Market overview, page 23

17.      Please identify the sources for the industry information you provide here and elsewhere in the prospectus.  In this regard, if the source of the factual statements you make is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief.  If this information is based upon other sources, please provide us with copies of these sources.  If you funded or were otherwise affiliated with any of the sources that you cite, including SolarBuzz, please disclose this.  Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 under and Section 7 of the Securities Act.  To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.  We may have additional comments after we review your response.

RESPONSE:  The Company has updated its disclosure to include sources for which it has used when disclosing information about the industry.  All of the information is widely available on the Internet.  SolarBuzz is a paid subscription service to which the Company subscribes.  However, all of the information used in the prospectus can be obtained on SolarBuzz’s website, www.solarbuzz.com, at no cost.  No information obtained from Solarbuzz’s paid subscription service is used in the prospectus.

Employee/Contractors, page 24

18.      We note disclosure in the sixth sentence that none of your employees are covered by employment agreements.  However, we note disclosure in footnote 2 in the Executive Compensation section on page 30 that you have a verbal agreement with Ms. Moss. Please revise to make your disclosure consistent.

RESPONSE:  We have clarified our disclosure in the Executive Compensation section to indicate that we have a verbal agreement with Ms. Moss.  The only term, material or otherwise, of the verbal agreement relates to compensation, as the Company pays Ms. Moss a salary of $1,000 per month for her services as the Company’s Secretary.  We have also revised the registration statement to clarify that we have a verbal agreement with Mr. Barrilleaux.  The only term, material or otherwise of the verbal agreement with Mr. Barrilleaux relates to compensation, as the Company pays Mr. Barrilleaux a salary of $6,000 per month for his services as the Company’s Chief Executive Officer.  There are no other employment agreements with any other employees and directors are not compensated for the services as members of the Company’s board of directors.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 25

19.      Please revise your business or MD&A section to describe in greater detail the company’s plan of operation for the next twelve months. Provide details of your specific plan of operation, including detailed milestones.  In addition to the anticipated time frame for beginning and completing each milestone, disclose the categories of expenditures and the expected sources of such funding.  Please explain how the company intends to accomplish each of the milestones at different levels of funding.

RESPONSE:  We have revised the Form S-1 to describe in greater detail the Company’s plan of operation for the next twelve months, including the Company’s plans to achieve its milestones at various funding levels.

20.      Please expand your results of operations section to discuss in detail the reasons for the results discussed.

RESPONSE:  We have expanded our results of operations section to discuss in greater detail the reasons for the results discussed.

21.      We believe your MD&A section could benefit from an expanded “Overview” section that offers investors an introductory understanding of the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company’s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same.  We note that the company had a loss from continuing operations.  For a more detailed discussion of what is expected in the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003.

RESPONSE: We have expanded the “Overview” sections of the MD&A to included additional information related to the Company’s industry and operations.

Liquidity and Capital Resources, page 27

22.      On January 1, 2011, you entered into a three-year non-exclusive dealer agreement with Solatube, Inc. to distribute certain products.  Under the terms of the dealer agreement, there are minimum purchase requirements.  During 2011, the amount of the minimum purchase requirement is $216,675.  Please provide the following disclosures regarding this agreement in your liquidity and capital resources discussion:

•	The significant terms of this agreement;

•	The consequences of not being able to meet the minimum purchase requirements; and

•
Given your current liquidity situation, your other required uses of cash, and the net proceeds of this offering if 100% of shares are sold would only be $84,000, please disclose how you anticipate having sufficient funds to meet the minimum purchase requirements of this agreement.

RESPONSE: The Company has expanded its disclosure related to the Solatube dealer agreement.  In addition, the Company has disclosed that the only potential penalty for non-performance under the dealer agreement is the loss of preferential pricing.  The Company has been in constant communication with Solatube regarding this issue and is does not believe that there is any danger of loosing its preferential pricing schedule.

Financial Statements

General

23.      You disclose that you are a development stage company on page 25.  Please tell us how you made this determination based on the guidance provided in ASC 915.  Please also tell us what consideration you gave to providing the additional financial information and disclosures required by ASC 915-205-45 and ASC 915-235-50.  Please also see Rule 10-01(a)(7) of Regulation S-X.

RESPONSE: Based upon the guidance as set forth in ASC 915, the Company and its auditors have concluded that the Company should no longer be classified as “development stage”.  As such, the disclosure has been updated to remove all references to “development stage.”

Directors, Executive Officers, Promoters and Control Persons, page 29

24.      Please revise the business experience of each of the directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Please see Item 401(e) of Regulation S-K.

RESPONSE: The Company has updated the disclosure related to the specific experience, qualifications, attributes or skills that led to the conclusion that each of the members of our Board of Directors should be appointed as such.

Executive Compensation, page 30

25.      We note that footnote 1 to the table discloses that Salty Pepper Corp. received shares for services rendered.  Please revise to disclose the services Salty Pepper Corp. provided to receive such compensation.

RESPONSE: The Company has updated the disclosure related to Salty Pepper Corp. to include the services rendered prior to the compensation.

Consolidated Statements of Operations, page F-3

26.      Given that it does not appear you allocate depreciation to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

RESPONSE:  Per our review of SAB Topic 11:B, we have amended our consolidated statements of operations to add:  “Cost of Goods sold (exclusive of depreciation shown separately below).”  We do not believe an allocation of depreciation should be made to cost of goods sold as the Company does not engage in a manufacturing process relating to the products sold.

Notes to the Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

27.      You state that revenue is derived primarily from providing services under short-term negotiated fixed and variable fee arrangements.  Your statements of operations indicate that the majority of your revenue is derived from the sale of products.  Please advise or revise your disclosures as necessary.  Please also clearly disclose your revenue recognition policy related to each source of revenue.  For example, it appears that you may record revenues from the installation or maintenance of your products.  If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables.  If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit.  Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

RESPONSE:  In light of ASC 605-25, the Company has amended our disclosure in Note 1 to include the following:

“Revenue consists of solar energy installation service fees and sales of renewable and sustainable energy products each of which is priced separately in the contracts.  The Company enters into short-term negotiated fixed and variable fee arrangements with residential third parties.  As a result, the Company recognizes revenue from our contracts when the products are delivered or services performed, as all our installations are with residential customers and are short-term in nature based on the size of the solar energy system installation project.  We recognize revenue for the sale of the renewable and sustainable energy products and our services when the following four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.”

Note 3 – Business Combinations, page F-9

28.      Please help us better understand the transactions which took place prior to your acquisition of Solar N Stuff, Inc.  You were incorporated on August 12, 2010.  On December 6, 2010, Brian Barrilleaux became your CEO, President, and Chairman and also owned 100% of your common stock in the name of Salty Pepper Corp.  Prior to the transaction on December 6, 2010, please tell us whether there were any other holders of your common stock.  Please also tell us and disclose the nature of any relationship Brian Barrilleaux had with you or Solar N Stuff, Inc. prior to this transaction on December 6, 2010.

RESPONSE: Solar America Corp. was formed on August 12, 2010, as Glacier Point Corp (“Glacier Point”).  From the date of inception to December 5, 2010, Glacier Point was a non-operating company with no shareholders. On December 5, 2010, Mr. Barrilleaux acquired Glacier Point and changed the name to Solar America Corp.  On December 6, 2010, the Company issued 10,000,000 shares of the Company’s common stock to Salty Pepper Corp., a company wholly-owned by Mr. Barrilleaux, in return for services rendered.  Prior to December 5, 2010, Mr. Barrilleaux had no connection to Solar America Corp. or Solar N' Stuff.

Note 5 – Common Stock, page F-10

29.      On December 6, 2010, you issued 10,000,000 shares of common stock to Salty Pepper Corp., a company wholly-owned by your Chairman and President, for compensation of consulting services.  You recorded $10,000 of compensation expense related to this issuance.  Please provide us with an analysis of each equity issuance since June 1, 2010, including the transaction on December 6, 2010:

•        Please identify the parties, including any related parties;

•        Please tell us the nature of the consideration; and

•        Please tell us the fair value and your basis for determining fair value;

o	Please indicate whether the fair value was contemporaneous or retrospective.

o	To the extent applicable, reconcile the fair value you used for equity transactions to your offering price per share of $0.02; and

o	Please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

RESPONSE: Other than the previously disclosed issuance of 10,000,000 shares to Salty Pepper Corp., the Company has not entered into an equity transaction from the date of formation through the date of this response.

On December 6, 2010, the Company authorized the issuance of 10,000,000 (adjusted to reflect the Company’s 10-for-1 forward split, effectuated on April 26, 2011) shares of its common stock, par value $0.001 per share, to Salty Pepper Corp., a company beneficially owned by our Chairman and President, Brian Barrilleaux, in payment for services rendered during the formation of the Company.  These services included work product related to the Company’s formation and acquisition targets, as well as the research and drafting of the Company’s business plan.

On the date of issuance the Company determined the far value of the shares issued to be $10,000 based solely upon the par value of the Company’s common stock.

30.      On page 27, you indicate the transaction with Salty Pepper Corp. occurred on August 8, 2010, which appears to be a typographical error.  Please revise your disclosures as necessary.

RESPONSE: The Company has revised the disclosure to indicate the correct date.

Note 8.  Commitments and Contingencies, page F-11

31.      We note disclosure of your agreement with Solatube.  This appears to be a material agreement.  Please file your agreement with Solatube as an exhibit in the next amendment.  Please also describe your agreement with Solatube in greater detail in the “Principal Suppliers” section on page 23, including the minimum purchase requirements and principal terms of this non-exclusive agreement.

RESPONSE:  The Company has expanded its disclosure related to the Solatube dealer agreement.  In addition, the Company has filed the agreement as Exhibit 10.2 to the Form S-1.

Note 10 – Subsequent Events, page F-12

32.      Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.  Refer to ASC 855-10-50-1.

RESPONSE:  The Company has updated the disclosure to indicate that subsequent events were evaluated through the date the audited financial statements were issued, June 22, 2011.

Signatures, page 39

33.      We note that Ms. Moss and Mr. Barrilleaux have each signed the registration statement on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your directors.  Your registration statement must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors.  Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the registration statement. Please see signature page instructions 1 and 2 of Form S-1.  Please revise accordingly.

RESPONSE: The Company has amended the signature page the amended Form S-1 to include signatures from both Ms. Moss and Mr. Barrilleaux in each of their respective capacities as members of the Company’s Board of Directors.

Exhibit 23.1

34.      Your auditors’ consent only refers to their audit of the financial statements of Solar America Corporation as of December 31, 2010.  In a similar manner to their report on page F-1, please make arrangements with your auditors to have them revise their consent to refer to all of the financial statements and corresponding periods covered by their audit report, including the financial statements of Solar N Stuff, Inc.

RESPONSE: The auditors have revised their consent to refer to all of the financial statements and corresponding periods covered by their audit report, including the financial statements of Solar N Stuff, Inc.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Barrilleaux
Brian Barrilleaux
Chief Executive Officer